Exhibit 99.1

Ballard Reports Q2 2019 Results

  Revenue of $23.7M, 23% Gross Margin and ($5.0)M Adjusted EBITDA
  Order Backlog expanded to $211.6M at end-Q2
  12-month Order Book increased 66% to $126.7M at end-Q2

VANCOUVER, July 31, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced consolidated financial results for the second quarter ended June 30, 2019. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Randy MacEwen, President and CEO said, "We are seeing unprecedented developments and interest in fuel cell electric mobility, as reflected in our growing Order Book. Financial results and new contract bookings for Q2 and year-to-date were consistent with the type of first half to the year we had expected. Ballard delivered Q2 revenue of $23.7 million, gross margin of 23%, Adjusted EBITDA of ($5.0) million and ending cash reserves of $163.7 million. During Q2 we announced two notable developments that support our business plan. First was a $44 million order from the Weichai-Ballard joint venture in China. Second was our announcement that Ballard is a member in the new H2Bus Consortium, with plans to deploy 1,000 fuel cell electric buses in European cities by 2023."

Mr. MacEwen noted, "The global megatrend toward electrification of mobility is accelerating and putting increased momentum behind fuel cell-based power for motive applications. There are clear signals that the hydrogen and fuel cell industry is at an exciting stage in its evolution. As we reiterate our full-year 2019 outlook, we also note our expectations for strong growth in 2020 and beyond to underpin Ballard's continued leadership in powering fuel cell electric vehicles."

Q2 2019 Financial Highlights
(all comparisons are to Q2 2018 unless otherwise noted)

  Revenue was $23.7 million, down 11% on a year-on-year basis, reflecting significantly lower Heavy-Duty Motive and Portable Power/UAV revenues, partially offset by increases in Technology Solutions and Material Handling.
  The Power Products platform generated revenue of $9.9 million, a decrease of 44%:
    Heavy Duty Motive revenue was $6.5 million, a decrease of 52% due primarily to lower year-on-year membrane electrode assembly (MEA) shipments to Synergy-Ballard JVCo;
    The Portable Power/UAV business generated $0.2 million, a decrease of 90% as a result of lower revenues generated by Protonex primarily due to the disposition of Power Manager assets in Q4 2018;
    Material Handling revenue was $2.8 million, an increase of 61% primarily due to higher stack shipments to Plug Power, combined with the impact of a higher average selling price due to product mix; and
    Telecom Backup Power revenue was $0.4 million, a decrease of 8% due primarily to a minor decline in hydrogen-based backup power product and service revenues in Europe and Japan.
  The Technology Solutions platform generated revenue of $13.8 million, an increase of 61% due primarily to amounts earned from the Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai-Ballard JV") technology transfer program, which more than offset minor declines in other programs in the period.

Ballard Power Systems Second Quarter 2019 (CNW Group/Ballard Power Systems Inc.)

  Gross margin was 23%, a 13-point decrease primarily reflecting lower shipments of higher margin MEAs to Synergy-Ballard JVCo, and lower higher margin revenues generated by Protonex due to the disposition of Power Manager assets in Q4 2018.
  Cash operating costs2 were $8.4 million, a decrease of 20% primarily attributable to lower product development costs combined with decreases in sales and marketing costs.
  Adjusted EBITDA2 was ($5.0) million in Q2, a decline of 526% or $4.2 million, primarily driven by the decrease in gross margin resulting from the decline in overall revenues, partially offset by the decrease in cash operating costs. Adjusted EBITDA also included equity in loss of investment in joint venture & associates of ($2.9) million, primarily attributable to the establishment of operations of the Weichai-Ballard JV.
  Net loss was ($7.0) million, a decline of $2.7 million. Net loss also included equity in loss of investment in joint venture & associates of ($2.9) million, primarily attributable to the establishment of operations of the Weichai-Ballard JV.
  Net loss per share was ($0.03) compared to ($0.02) in Q2 2018.
  Adjusted net loss2 was ($7.0) million, a decline of $2.7 million. Adjusted net loss also included equity in loss of investment in joint venture & associates of ($2.9) million, primarily attributable to the establishment of operations of the Weichai-Ballard JV.
  Adjusted net loss per share2 was ($0.03) compared to ($0.02) in Q2 2018.
  Cash provided by operating activities was $1.7 million, an increase of $18.6 million reflecting working capital inflows of $2.8 million, partially offset by cash operating losses of ($1.1) million.
  Cash reserves were $163.7 million at June 30, an increase of 365% from the end of Q2 2018 and approximately flat compared to the prior quarter.
  During Q2 Ballard received $46.8 million in new orders and delivered orders valued at $23.7 million, thereby increasing Order Backlog to $211.6 million at end-Q2, from $188.4 million in the prior quarter. The 12-month Order Book also increased to $126.7 million at end-Q2, from $76.0 million in the prior quarter.

Q2 2019 Operating Highlights

  Reached agreement with Weichai-Ballard JV for the supply of a mix of certain fuel cell products and components with a total value of $44 million to Ballard, planned for delivery in 2019 and 2020.
  Launched the newest generation high performance fuel cell module – FCmoveTM-HD – a compact and robust product that offers a significant reduction in lifecycle cost utilizing Ballard's LCS technology.
  Announced that Ballard is a founding member of the new H2Bus Consortium, whose members are working together to deploy 1,000 zero-emission fuel cell electric buses (FCEBs) and related infrastructure in European cities at commercially competitive rates. An initial 600 FCEBs are being supported by a €40 million grant from the EU's CEF program, with 200 buses to be deployed in each of Denmark, Latvia and the U.K. by 2023, all powered by Ballard's FCmoveTM-HD fuel cell module.
  Received a purchase order from Wrightbus for 20 FCveloCity®-HD fuel cell modules to power London, U.K. two deck, zero-emission buses under the JIVE funding program. All the modules are expected to ship in 2019 and the buses will support London's world-first Ultra Low Emission Zone initiative, which was launched this year to improve air quality.
  Subsequent to the quarter received a purchase order from Wrightbus for 15 FCveloCity®-HD fuel cell modules to power Aberdeen, Scotland two deck, zero-emission buses under the JIVE funding program. The modules are expected to ship in 2019.
  Subsequent to the quarter received a purchase order from Solaris Bus & Coach for 12 FCmoveTM-HD fuel cell modules to power Bolzano, Italy buses under the JIVE program. The modules are expected to ship in 2020.
  Announced that Ballard will provide 6 FCmoveTM-HD fuel cell modules to power 2 tractor-trailer trucks as part of an industry-lead C$15 million (US$11.2 million) Alberta Zero-Emissions Truck Electrification Collaboration (AZETEC) project, which will test the ability of hydrogen to fuel the Province of Alberta's heavy duty freight transportation sector.
  Announced collaboration with ABB and other consortium partners in the Flagships project to develop and launch a zero-emission river push boat planned for deployment in 2021. The boat will push barges on the Rhône River in France using 2 Ballard FCmoveTM 200 kilowatt fuel cell modules.

Q2 2019 Financial Summary

(Millions of U.S. dollars)	Three months ended June 30,			Six months ended June 30,
	2019	2018	% Change	2019	2018	% Change
GROWTH
Fuel Cell Products & Services Revenue:[1]
Heavy Duty Motive	$6.5	$13.3	-52%	$9.0	$22.6	-60%
Portable Power/UAV	$0.2	$2.4	-90%	$0.4	$4.8	-92%
Material Handling	$2.8	$1.7	61%	$6.0	$2.1	180%
Backup Power	$0.4	$0.4	-8%	$0.8	$0.7	14%
Sub-Total	$9.9	$17.8	-44%	$16.2	$30.2	-46%
Technology Solutions	$13.8	$8.6	61%	$23.5	$16.3	44%
Total Fuel Cell Products & Services Revenue	$23.7	$26.4	-11%	$39.7	$46.5	-15%
PROFITABILITY
Gross Margin $	$5.6	$9.4	-41%	$7.8	$16.0	-52%
Gross Margin %	23%	36%	-13-point	20%	34%	-14-points
Operating Expenses	$10.2	$12.5	-19%	$20.9	$25.2	-17%
Cash Operating Costs[2]	$8.4	$10.5	-20%	$17.7	$21.2	-16%
Equity gain (loss) in JV & Associates	($2.9)	($0.1)	3,352%	($4.8)	($0.1)	3,592%
Adjusted EBITDA[2]	($5.0)	($0.8)	-526%	($13.6)	($4.6)	-193%
Net Loss	($7.0)	($4.3)	-61%	($19.0)	($9.8)	-93%
Net Loss Per Share	($0.03)	($0.02)	-25%	($0.08)	($0.06)	-26%
Adjusted Net Loss[2]	($7.0)	($4.3)	-61%	($17.0)	($9.8)	-73%
Adjusted Net Loss Per Share[2]	($0.03)	($0.02)	-25%	($0.07)	($0.06)	-13%
CASH
Cash Provided (Used) by Operating Activities:
Cash Operating Income (Loss)	($1.1)	($1.6)	-31%	($6.7)	($4.4)	-55%
Working Capital Changes	$2.8	($15.3)	118%	($2.0)	($19.7)	90%
Cash Provided (Used) By Operating Activities	$1.7	($16.9)	110%	($8.7)	($24.1)	64%
Cash Reserves	$163.7	$35.2	365%

For a more detailed discussion of Ballard Power Systems' second quarter 2019 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, August 1, 2019 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review second quarter 2019 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the Earnings, Interviews & Presentations area of the Investors section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. The Company builds fuel cell products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes:

[1]	We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power/UAV, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2]	Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss), are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition costs and financing charges. EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, the impact of unrealized gains or losses on foreign exchange contracts, finance and other income, and acquisition costs. Adjusted Net Income (Loss) measures net income (loss) excluding transactional gains and losses, asset impairment charges, and acquisition costs.

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For further information: Guy McAree, +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 18:00e 31-JUL-19